Mail Stop 4561

March 30, 2009

Scot W. Melland
Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

> **Re: Dice Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33584**

Dear Mr. Melland:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note the disclosure on pages 3, 45, 46, and 87 in your Form 10-K that your eFinancialCareers.com website operates in the Middle East, which is a region that is generally understood to include Iran, Syria, and Sudan. Also, it appears from dropdown menus on your websites at Dice.com and eFinancialCareers.com that individuals can search and apply for employment positions located in Cuba, Iran, Sudan, and Syria through your websites. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Item 8. Financial Statements and Supplementary Data, page 60

Consolidated Statements of Stockholders' Equity, page 64

3.   Tell us more about your "Excess tax benefit over book expense from stock options exercised" in fiscal 2008. In this regard, tell us whether this amount signifies a realized tax benefit related to the excess of the deductible amount over the compensation cost. If so, tell us where you have classified the excess tax benefit within your consolidated statements of cash flows. We refer you to paragraph 23.c of SFAS 95 and paragraph A96 of SFAS 123R.

Item 11. Executive Compensation, page 95

Incorporated by Reference to Definitive Proxy Statement Filed March 11, 2009

Elements of Executive Compensation, page 16

Senior Bonus Plan, page 17

4. We note that you may increase or decrease annual cash bonuses for any particular executive if that executive has had a "distinct impact" in helping you achieve your objectives. Please expand future discussion to provide additional quantitative and qualitative analysis of the effect of individual performance on annual cash bonus compensation awarded for the period being reported. While you have discussed the 2008 performance goals and objectives for your named executive officers and indicated that Mr. Benson received a bonus equal to 90% of his basic bonus allocation, your discussion should clarify the extent to which achievement of the performance goals increased or decreased the annual cash bonuses awarded for all named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Equity Incentives, page 19

5. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid specific long-term equity awards. In future filings, please include a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 96

6. We are unable to locate the employment agreement for Mr. Benson. Please advise or file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief